UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

IEC Electronics Corp.

(Name of Subject Company (Issuer))

CTI Acquisition Corp.

(Offeror)

a direct, wholly-owned subsidiary of

Creation Technologies International Inc.

(Parent of Offeror)

Alan E. Goldberg

(Other Person)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

44949L105

(CUSIP Number of Class of Securities)

James W. Hackett, Jr.

General Counsel and Head of Acquisitions

Creation Technologies Inc.

One Beacon Street

Boston, Massachusetts 02108

Telephone: (877) 734-7456

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

William P. Gelnaw, Jr.

John R. Pitfield

Choate, Hall & Stewart LLP

Two International Place

Boston, Massachusetts 02110

(617) 248-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
N/A	N/A

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a tender offer by CTI Acquisition Corp., a Delaware corporation (the “Offeror”) and a direct, wholly-owned subsidiary of Creation Technologies International Inc., a Delaware corporation (the “Parent”), which is controlled by certain private equity funds affiliated with Alan E. Goldberg, to purchase any and all of the outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of IEC Electronics Corp., a Delaware corporation (the “Company”), at a price of $15.35 per share, in cash, net of applicable withholding, without interest, pursuant to a Merger Agreement, dated August 12, 2021, by and among the Company, the Offeror, the Parent and Creation Technologies Inc.

The tender offer for the purchase of the issued and outstanding shares of the Common Stock of the Company described in this communication has not yet commenced. This communication is for informational purposes only and is neither a recommendation nor an offer to purchase nor a solicitation of an offer to sell securities, nor is it a substitute for the tender offer materials that the Offeror will file with the U.S. Securities Exchange Commission (the “SEC”) upon commencement of the tender offer. At the time the tender offer is commenced, the Offeror will file tender offer materials on Schedule TO, and the Company thereafter will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS THEY MAY BE AMENDED FROM TIME TO TIME, WILL CONTAIN IMPORTANT INFORMATION. HOLDERS OF SHARES OF COMMON STOCK OF THE COMPANY ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO THE TENDER OFFER, THAT HOLDERS OF COMPANY COMMON STOCK SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of Common Stock of the Company at no expense to them. The tender offer materials, the Solicitation/Recommendation Statement and other related documents (when available) will be made available for free at the SEC’s website at www.sec.gov or by directing a request to the Information Agent for the tender offer who will be named by the Offeror in the tender offer materials.

Exhibit No.	Exhibits.

99.1	Press release issued by IEC Electronics Corp. and Creation Technologies Inc. on August 12, 2021

99.2	Email to employees of Creation Technologies Inc., sent August 12, 2021

99.3	Form of email to customers of Creation Technologies Inc., sent August 12, 2021

99.4	Form of email to suppliers of Creation Technologies Inc., sent August 12, 2021